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                                                                    EXHIBIT 99.1



           SAFE HARBOR PROVISION OF THE PRIVATE SECURITIES LITIGATION
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                               REFORM ACT OF 1995
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Libbey desires to take advantage of the "safe harbor" provisions of the Private
Securities Litigation Reform Act of 1995.

Libbey wishes to caution readers that the following important factors, among others, could affect Libbey's actual results and could cause Libbey's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of Libbey.

CURRENCY

We are exposed to market risks due to changes in currency values, although the majority of our revenues and expenses are denominated in the U.S. dollar. The currency market risks include devaluations and other major currency fluctuations relative to the U.S. dollar, euro or Mexican peso that could reduce the cost competitiveness of our products or those of Vitrocrisa compared to foreign competition and the impact of exchange rate changes in the Mexican peso relative to the U.S. dollar on the earnings of Vitrocrisa expressed under accounting principles generally accepted in the United States.

INTEREST RATES

We are exposed to market risk associated with changes in interest rates in the U.S. and have entered into Interest Rate Protection Agreements (Rate Agreements) with respect to $50 million of debt as a means to manage our exposure to fluctuating interest rates. The Rate Agreements effectively convert a portion of our long-term borrowings from variable rate debt to fixed-rate debt, thus reducing the impact of interest rate changes on future income. The average fixed rate of interest for our borrowings related to the Rate Agreements at December 31, 2004, excluding applicable fees, is 6.0% per year, and the total interest rate, including applicable fees, is 7.8% per year. The average maturity of these Rate Agreements is 1.0 year at December 31, 2004. Debt not covered by the Rate Agreements has fluctuating interest rates with a weighted average rate of 3.5% per year at December 31, 2004. We had $93.1 million of debt subject to fluctuating interest rates at December 31, 2004. A change of one percentage point in such rates would result in a change in interest expense of approximately $0.9 million on an annual basis. If the counterparts to these Rate Agreements were to fail to perform, we would no longer be protected from interest rate fluctuations by these Rate Agreements. However, we do not anticipate nonperformance by the counterparts.

NATURAL GAS

We are also exposed to market risks associated with changes in the price of natural gas. We use commodity futures contracts related to forecasted future natural gas requirements of our domestic manufacturing operations. The objective of these futures contracts is to limit the fluctuations in prices paid and potential losses in earnings or cash flows from adverse price movements in the underlying natural gas commodity. We consider our forecasted natural gas requirements of our domestic manufacturing operations in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40% to 60% of our anticipated requirements, generally twelve or eighteen months in the future. For our natural gas requirements that are not hedged, we are subject to changes in the price of natural gas, which affects our earnings.

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PENSION

We are exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure our pension benefit obligations and related pension expense. Changes in the equity and debt securities markets affect the performance of our pension plan asset performance and related pension expense. Sensitivity to these key market risks factors are as follows:

- A change of .50% in the expected long-term rate of return on plan assets would change total pension expense by approximately $1.2 million based on year-end data.
- A change of .50% in the discount rate would change our total pension expense by approximately $1.9 million.


We do not believe that we are exposed to more than a nominal amount of credit risk in its interest rate, natural gas and foreign currency hedges as the counterparts are established financial institutions.

Other important factors potentially affecting performance include:

- major slowdowns in the retail, travel, restaurant and bar or entertainment industries, including the impact of armed hostilities or any other international or national calamity, including any act of terrorism, on the retail, travel, restaurant and bar or entertainment industries;
-    significant increases in interest rates that increase our borrowing costs;
- significant increases in per-unit costs for natural gas, electricity, corrugated packaging, aragonite, resins and other purchased materials;
- increases in expenses associated with higher medical costs, increased pension expense associated with lower returns on pension investments and lower interest rates on pension obligations;
- currency fluctuations relative to the U.S. dollar, euro or Mexican peso that could reduce the cost competitiveness of our or Vitrocrisa's products compared to foreign competition;
- the effect of high inflation in Mexico on the operating results and cash flows of Vitrocrisa;
- the impact of exchange rate changes in the Mexican peso relative to the U.S. dollar on the earnings of Vitrocrisa expressed under accounting principles generally accepted in the United States;
- the inability to achieve savings and profit improvements at targeted levels at Libbey and Vitrocrisa from capacity realignment, re-engineering and operational restructuring programs or within the intended time periods;
-    protracted work stoppages related to collective bargaining agreements;
- increased competition from foreign suppliers endeavoring to sell glass tableware in the United States, Mexico, Europe and other key markets worldwide, including the impact of lower duties for imported products; and
- whether we complete any significant acquisitions and whether such acquisitions can operate profitably.